HWH International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

Tel: 1-301-971-3955

December 10, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott Anderegg

Re: HWH International Inc. Registration Statement on Form S-1 File No. 333-282567

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on December 11, 2024, or as soon thereafter as practicable.

Please contact Jesse L. Blue, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 668-4553, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

HWH International Inc.

By:	/s/ John Thatch
John Thatch
Chief Executive Officer